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                              April 21, 2023

       Raluca Dinu
       Chief Executive Officer
       GigCapital5, Inc.
       1731 Embarcadero Rd., Suite 200
       Palo Alto, CA 94303

                                                        Re: GigCapital5, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed April 13,
2023
                                                            File No. 333-269760

       Dear Raluca Dinu:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 14, 2023 letter.

       Amendment No.1 to Registration Statement Form S-4

       Description of the Merger, page 135

   1. With reference to the specific guidance within ASC 815, please expand your disclosures identify the terms of
the Earnout Shares that cause them to be classified as a liability. In addition, with
reference to the specific guidance you relied on, disclose why you have not reflected a pro forma
adjustment related to the recognition of these shares.
       Other related events in Connection with the Merger, page 138

   2. Your response to comment 20 indicates that although no marketing or sales of securities for the PIPE Investment
has yet occurred, it is the intent of the Company for such
                                                        marketing and sales to
occur prior to the effectiveness of the Registration Statement. You
 Raluca Dinu
FirstName   LastNameRaluca Dinu
GigCapital5,  Inc.
Comapany
April       NameGigCapital5, Inc.
       21, 2023
April 221, 2023 Page 2
Page
FirstName LastName
         also indicate that the only result that could satisfy the conditions to the Closing of the
         Business Combination is one in which there is a PIPE Investment. Please expand your disclosures herein to provide this information.
Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 153

3. We note your expanded disclosures provided in response to comment 17. As previously requested, please provide your calculation of the Aggregate Closing Merger Consideration
         Value.
4.       Please include the dilutive Earnout Shares in the table presented on page 158.
5. Note (J1) references 586,792 shares for the conversion of certain QT Imaging Convertible
         Notes including interest payable. Please reconcile this disclosure to the your table presented on page 140 and 141, which indicated total shares issued were 300,920 upon the conversion of QT Imaging Convertible Notes. Please expand your disclosures to address this apparent inconsistency. In this regard, we assume that the 586,792 shares include the
         242,308 shares issued in connection with the QT Imaging bridge financing. Ensure the tables on pages 140 and 141 also include the shares issued for the interest payable and that the related footnotes appropriately refer to each the convertible notes, bridge financing and interest payable.
6. On page F-23, you indicated that the Extension Note and the Working Capital Note were amended subsequent to year end, and the principal amount was increased to $1,060,000 and $805,000, respectively. Please expand your pro forma financial information to reflect these amendments and address the various scenarios related to the conversion/repayment of these subsequently issued notes and any possible additional notes.
7.       Your response to comment 24 indicates neither the QT Imaging Options nor the QT
         Imaging Warrants are being exchanged for shares of GigCapital5 Common Stock.
         However, we note your disclosure in your Dear Stockholder Letter and elsewhere that
         "...each issued and outstanding share of the common stock of QT...including shares issued upon the exercise or conversion of options to purchase shares of QT Imaging Common
         Stock that are outstanding as of immediately prior to the Effective Time... [and] warrants of QT Imaging to purchase QT Imaging Common Stock....will be automatically cancelled
         and converted into (A) the right to receive a number of shares (the Per Share Merger
         Consideration   ) of common stock..." Please address this apparent
inconsistency.
8. We note your response to comment 25 which indicates that the In-the-Money Company
         Warrants were defined by Business Combination Agreement to be the QT Imaging
         Warrants issued in the bridge financing and a specific list of QT Imaging Warrants set forth on the disclosure schedules to the Business Combination Agreement. Please disclose the exercise price(s) of these warrants and clarify whether their terms were modified. If so, (i) discuss the accounting implication of such modification and (ii) reflect any necessary pro forma adjustments related to the modification. Reference the authoritative literature you relied on.
 Raluca Dinu
FirstName   LastNameRaluca Dinu
GigCapital5,  Inc.
Comapany
April       NameGigCapital5, Inc.
       21, 2023
April 321, 2023 Page 3
Page
FirstName LastName
The QT Breast Scanner, page 232

9. We note your revised disclosure on page 235 in response to prior comment 35 that the clinical studies were conducted in accordance with the provisions of the Internationa
         Conference on Harmonization Guidelines for Good Clinical Practice and the Declaration
         of Helsinki. Please revise to include disclosure of the scope, size and design of the clinical studies and whether the studies were powered to show statistical significance, as applicable.
QT Imaging Management's Discussion and Analysis of Financial Condition and Results of
Operations , page 275

10. To the extent material, please quantify the impact of each referenced underlying reason which caused an increase in research and development and general and administrative expenses for the year ended December 31, 2022 as compared to December 31, 2021.
Background of the Business Combination, page 325

11. We note your response to prior comment 41, which we reissue in part. You disclose that only one of the ten prospective business combination targets resulted in an executed term sheet. Please expand your disclosure of the nine potential business combination targets the
         GigCapital5 Board considered and discuss the Board   s analysis in
reaching its conclusion
         not to pursue such targets.
12. We note your response to prior comment 43, which we reissue in part. Please expand your disclosure of the ten publicly traded companies that were selected with the assistance of Northland Securities. Revise to expand your discussion of the analysis presented to the
         Board and underlying assumptions of such comparable public company valuations.
General

13. Please describe what relationship existed between Wells Fargo and GigCapital5 after the close of the IPO, including any financial or merger-related advisory services conducted by
         Wells Fargo. For example, clarify whether Wells Fargo had any role in the identification or evaluation of business combination targets.
14. Please tell us whether you are aware of any disagreements with Wells Fargo regarding the disclosure in your registration statement.
15. We note your disclosure on page 113 that Wells Fargo did not provide a reason for the fee waiver and that you did not engage in any dialogue with them regarding the waiver. If there was no dialogue and you did not seek out the reasons why Wells Fargo was waiving deferred fees, despite already completing their services, please indicate so in your registration statement.
 Raluca Dinu
GigCapital5, Inc.
April 21, 2023
Page 4

        You may contact Christie Wong at (202) 551-3684 or Jeanne Baker at
(202) 551-3691 if
you have questions regarding comments on the financial statements and related matters. Please contact Jane Park at (202) 551-7439 or Celeste Murphy at (202) 551-3257 with any other questions.



                                                         Sincerely,

FirstName LastNameRaluca Dinu                            Division of
Corporation Finance
                                                         Office of Industrial
Applications and
Comapany NameGigCapital5, Inc.
                                                         Services
April 21, 2023 Page 4
cc:       Jeffrey C. Selman, Esq.
FirstName LastName